
August 24, 2017

Jonathan Ilany
Chief Executive Officer
Tiptree Inc.
780 Third Avenue, 21st Floor
New York, New York 10017

> **Re: Tiptree Inc.**
> **Registration Statement on Form S-1**
> **Filed August 14, 2017**
> **File No. 333-219947**

Dear Mr. Ilany:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Michael R. Littenberg, Esq. - Ropes & Gray LLP